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13031776

SEC
Mail Processing
Section

MAY 23 2013

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4.1.12 (MM/DD/YY) AND ENDING 3.31.13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORRIS GROUP INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8250 HAVERSTICK Rd #250
(No. and Street)

INDIANAPOLIS	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN SIMMONS 317 217 5440
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth St.	Lafayette	IN	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John B. Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morris Group Inc, as of March 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOHN R. SIMMONS
Notary Public, State of Indiana
Marion County
Commission # 603508
My Commission Expires
March 25, 2017
SEAL OF THE STATE OF INDIANA
1816

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORRIS GROUP, INC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

MARCH 31, 2013


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

e@edwardoppermancpa.com | www.edwardoppermancpa.com

MORRIS GROUP, INC.
TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
MORRIS GROUP, INC.
Indianapolis, Indiana

We have audited the accompanying balance sheet of Morris Group, Inc., as of March 31, 2013 and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended. Morris Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morris Group, Inc., as of March 31, 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Morris Group, Inc.'s internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 17, 2013 expressed an unqualified opinion.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
May 17, 2013

MORRIS GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

As of March 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 40,720	$ 36,237
Accounts receivable	17,079	54,704
Investments	9,525	7,411
TOTAL ASSETS	$ 67,324	$ 98,352
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 15,113	$ 50,464
Accrued liabilities	1,676	1,470
TOTAL LIABILITIES	16,789	51,934
STOCKHOLDERS' EQUITY		
Common Stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 in 2009 and 2008)	$ 1,000	$ 1,000
Additional Paid In Capital	6,100	6,100
Retained Earnings	43,435	39,318
TOTAL STOCKHOLDERS' EQUITY	50,535	46,418
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 67,324	$ 98,352

The accompanying notes are an integral part of the financial statements.

MORRIS GROUP, INC.

STATEMENT OF INCOME

FOR THE PERIOD ENDED MARCH 31, 2013 AND 2012

	2013	2012
REVENUE		
Commissions and fees	$ 681,970	$ 777,807
Other income	2,114	536
TOTAL REVENUE	$ 684,084	$ 778,343
EXPENSES		
Commissions	$ 554,079	$ 633,565
Salary	68,278	64,378
Advisory service fee	5,050	4,038
Payroll taxes	5,692	5,340
Contract labor	6,896	2,711
Dues, fees, permits and subscriptions	9,722	10,062
Insurance	(100)	14,507
Sales expense	-	6,529
Professional fees	5,460	5,220
Other expenses	9,890	5,812
TOTAL EXPENSES	664,967	752,162
NET INCOME	$ 19,117	$ 26,181

The accompanying notes are an integral part of the financial statements.

MORRIS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED MARCH 31, 2013 AND 2012

	Capital Stock	Paid-In Capital	Retained Earnings	Total
Balance at April 1, 2011	**$ 1,000**	**$ 6,100**	**$ 44,137**	**$ 51,237**
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Distributions			(31,000)	(31,000)
Net Income	-	-	26,181	26,181
Balance at March 31, 2012	**$ 1,000**	**$ 6,100**	**$ 39,318**	**$ 46,418**
Balance at April 1, 2012	**$ 1,000**	**$ 6,100**	**$ 39,318**	**$ 46,418**
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Distributions			(15,000)	(15,000)
Net Income	-	-	19,117	19,117
Balance at March 31, 2013	**$ 1,000**	**$ 6,100**	**$ 43,435**	**$ 50,535**

The accompanying notes are an integral part of the financial statements.

MORRIS GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED MARCH 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 19,117	$ 26,181
(Increase) decrease in operating assets:		
Accounts receivable	37,625	(35,585)
Increase (decrease) in operating liabilities:		
Accounts payable	(35,351)	24,650
Accrued expenses	206	61
Net Cash Provided by (Used in) Operating Activities	21,597	15,307
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from the sale of investments	(2,114)	(536)
Net Cash Provided by (Used in) Investing Activities	(2,114)	(536)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions	(15,000)	(31,000)
Net Cash Provided by (Used in) Financing Activities	(15,000)	(31,000)
Net increase (decrease) in cash	4,483	(16,229)
Cash - beginning of year	36,237	52,466
Cash - end of year	$ 40,720	$ 36,237

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations–Morris Group, Inc. (the Firm) was incorporated on October 22, 1982 under the Indiana General Corporation Act, as amended, for the primary purpose of engaging in the sale of Direct Participation Programs and doing business as a $5,000 broker-dealer. The Firm is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC)

b. Cash Equivalents–For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of March 31, 2013 and 2012.

c. Use of Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk–The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable–Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation–Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for each year ended March 31, 2013 and 2012. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising–The Firm's advertising costs are expensed as incurred. During the period under audit no advertising costs were incurred.

h. Compensated Absences–The Firm's employees are entitled to paid vacation, paid sick days and personal days off, depending on job descriptions, length of service, and other factors. It is impractical to estimate the amount of compensation for future services and, accordingly, no liability has been recorded in the accompanying financial statements. The Firm's policy is to recognize the cost of compensated absences when actually paid to employees.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i. Marketable Securities–The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at March 31 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements.* Realized and unrealized gains and losses are recorded in current earnings.

NOTE 2: INVESTMENT SECURITIES

At March 31, 2013 and 2012, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At March 31, 2013 and 2012 there were receivables of $17,079 and $54,704 and payables of $15,113 and $50,464 accrued.

NOTE 4: INCOME TAX EXPENSE

The Firm with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision for incomes taxes has been included in these financial statements.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15C3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. As of March 31, 2013, net capital as defined by the rules, equaled $44,777. The ratio of aggregate indebtedness to net capital was 29.75%. Net capital in excess of the minimum required was $38,777.

NOTE 6: CONCENTRATIONS

The Firm received approximately 88% of its revenues from commissions and fees resulting from the sale of mutual funds and variable annuity investment products by registered representatives operating in the State of Indiana.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
MORRIS GROUP, INC
Indianapolis, Indiana

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
May 17, 2013

MORRIS GROUP, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE PERIOD ENDED MARCH 31, 2013

Schedule I

1.	Total ownership equity from Statement of Financial Condition		$ 50,535
2.	Deduct ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		50,535
4.	Add:		
	a. Liabilities subordinated to claims of general creditors allowable in		-
	b. Other deductions or allowable in computation of net capital		-
5.	Total capital and allowable subordinated liabilities		50,535
6.	Deductions and/or charges:		
	a. Total nonallowable assets from Statement of Financial Condition	4,330	
	b. Secured demand note deficiency	-	
	c. Commodity futures contracts and spot commodities-proprietary	-	
	d. Other deductions and/or charges	-	(4,330)
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		46,205
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1		
	a. Contractual securities commitments	-	
	b. Subordinated securities borrowings	-	
	c. Trading and investments securities	-	
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	-	
	d. Undue Concentrations	-	
	e. Other	1,428	(1,428)
10.	Net Capital		$ 44,777

The accompanying notes are an integral part of the financial statements.

MORRIS GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE PERIOD ENDED MARCH 31, 2013
Schedule I

COMPUTATION OF NET CAPITAL REQUIREMENTS

11. Minimum net capital requested (6 2/3% of line 18)		$	889
12. Minimum dollar net capital requirement of reporting broker or dealer			5,000
13. Net capital requirement (greater of line 11 or 12)			5,000
14. Excess net capital (line 10 less 13)			39,777
15. Excess net capital at 100% (line 10 less 10% of line 18)			38,777
16. Total liabilities from Statement of Financial Condition			13,321
17. Add:			
a. Drafts for immediate credit	-		
b. Market value of securities borrowed for which no equivalent value	-		
c. Other unrecorded amounts (List)	-		-
18. Total aggregate indebtedness		$	13,321
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)			29.75%

The accompanying notes are an integral part of the financial statements.


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
MORRIS GROUP, INC.
Indianapolis, IN

We have audited Morris Group, Inc's internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Morris Group, Inc's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate, because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Morris Group, Inc., maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(Continued)

(Continued)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Morris Group, Inc, and our report dated May 17, 2013.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
May 17, 2013

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
MORRIS GROUP, INC.
Indianapolis, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the March 31, 2013, Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
May 17, 2013

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
MORRIS GROUP, INC.
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2012 to March 31, 2013, which were agreed to by Morris Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Morris Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Morris Group Inc.'s management is responsible for Morris Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 less revenues reported on the FOCUS reports for the period from April 1, 2012 to March 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2012 to March 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

(CONTINUED)

(CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
May 17, 2013